09045824

820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

SUPPL

20E Heerlen (NL), 19 March 2009

DSM and NCPC sign contracts to establish nutrition and anti-infectives joint ventures in China

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, North China Pharmaceutical Group Corporation Ltd. (NCPC GroupCo) of Shijiazhuang, Hebei Province, People's Republic of China, NCPC ListCo, the listed affiliate of NCPC and the State-owned Assets Supervision and Administration Commission of the State Council (SASAC) of Hebei Province today announce that they have signed the contracts regarding investment by DSM in NCPC GroupCo and the establishment of three joint ventures in the areas of nutritional products and anti-infectives.

These contracts are the follow-up to the announcements made at the end of 2004 and the further detailing of the agreement in late 2005. DSM will make a strategic investment in NCPC by obtaining a minority share (close to 10%) in NCPC GroupCo. Parties will establish one nutrition production joint venture (Vitamin C) and two anti-infectives business joint ventures (anti-infectives active pharmaceutical ingredients and intermediates). In the two anti-infectives joint ventures DSM will have a 51% interest. In the Nutrition production joint venture, DSM will hold a minority share of 30%.

The total cash investment by DSM following completion, will amount to approximately USD 110 million. In addition, DSM will with this investment leverage its technology and management capabilities. NCPC will bring into the joint ventures their existing factories, producing Vitamin C and beta lactam antibiotics, as well as their marketing and sales force for antibiotics, which is in particular geared toward the fast growing domestic markets in China. The combination of capabilities and competencies of DSM and NCPC will lead to the world's best possible combination of technologies and low cost manufacturing, while securing high quality and benefiting from the global DSM sales network.

Meanwhile, NCPC and DSM will continue working on preparation and securing approval for the establishment of these joint ventures. It is expected that the implementation of the agreements will start somewhere in the second half of 2009. Furthermore, DSM and NCPC are still discussing possible additional projects for cooperation.

Jan Zuidam, DSM's Deputy Chairman of the Managing Board, comments: *"This is a major step in the context of DSM's strategy* Vision 2010. *It serves key strategic targets: strengthening our DSM Nutritional Products as well as our DSM Anti-Infectives portfolio and expanding our presence in the emerging Chinese market. The overall strategic partnership with NCPC provides an accelerated growth path into the Chinese market and will contribute to our target of USD 1.5 billion sales in China in 2010."*

NCPC
North China Pharmaceutical Group Corporation (NCPC) is one of the largest vitamin and antibiotics manufacturers in People's Republic of China. NCPC is originally started in 1953 in the

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Hebei Province and now has eight production technology platforms including microbian pharmaceutical, chemical synthesis pharmaceutical, biochemical pharmaceutical, modern biotech pharmaceutical, natural drug extraction, nutritional healthcare products, bio-energy and biochemicals. In 2007, NCPC achieved sales revenue of RMB 6.42 billion.

DSM in China
DSM began trading with China in 1963. Today, DSM has invested in China for over a decade. DSM is currently involved in 9 joint ventures, 16 wholly-owned foreign enterprises companies in China that employ nearly 4,000 people. DSM's business is growing steadily in China with revenue in 2008 of more than USD 1.1 billion. More information: www.dsm.com.cn.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM China Communications
Robyn Wang
tel. +86 21 6141 8003
e-mail china.communications@dsm.com

820 - 3120

DSM Press Release

RECEIVED
2009 APR 13 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

21E

Heerlen (NL), 25 March 2009

DSM announces results of Annual General Meeting of Shareholders

Royal DSM N.V. today held its Annual General Meeting of Shareholders. The following items were approved:

- Adoption of the Financial Statements for 2008
- Adoption of the dividend for 2008 (see separate press release)
- Release from liability of the members of the Managing Board and Supervisory Board for their responsibilities in the financial year 2008
- Reappointment of Mr. P. Hochuli and Mr. C. Sonder as members of the Supervisory Board
- Extension of the period during which the Managing Board is authorized to issue ordinary shares and to limit or exclude the preferential right when issuing ordinary shares
- Authorization of the Managing Board to have the company repurchase shares
- Reduction of the issued capital by canceling shares
- Amendment to the Articles of Association

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

22E Heerlen (NL), 25 March 2009

Final dividend 2008 Royal DSM N.V.

The DSM Annual General Meeting of Shareholders on 25 March 2009 passed a resolution to declare a dividend for 2008 of EUR 1.20 per ordinary share of EUR 1.50 par value. An interim dividend of EUR 0.40 per ordinary share having been paid on 22 August 2008, the final dividend for 2008 will amount to EUR 0.80 per ordinary share.

This final dividend of EUR 0.80 will be paid out entirely in cash, after deduction of 15% dividend tax, and will be made payable from 21 April 2009. The ex-dividend date on Euronext Amsterdam will be 27 March 2009.

Holders of registered shares listed in the register of shares kept by ANT will be informed by ANT about the payment to which they are entitled. Holders of shares held in a securities account will receive the final dividend through their bank or broker in whose custody the shares are held on 31 March 2009 at the close of business (record date). The dividend will be made payable to them through the intermediary of ABN AMRO Bank N.V acting under the name of RBS ("RBS") in Amsterdam (Netherlands).

RBS is offering all DSM shareholders the option to participate in the dividend reinvestment plan (DRIP). For more information see the Investors section at www.dsm.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com